Exhibit 99.6

Scion Capital, LLC
20400 Stevens Creek Blvd., Suite 840
Cupertino, CA 95014
Tel. (408) 441-3601

Mr. Royce Yudkoff, Chairman of the Board
Metrocall Holdings, Inc.
6677 Richmond Highway
Alexandria, VA 22306

October 28, 2004

Dear Mr. Yudkoff,

We have recently been informed that Institutional Shareholder Services (“ISS”), considered the world’s leading independent advisor on proxy issues and corporate governance, has recommended that Metrocall shareholders vote against the proposed merger between Metrocall Holdings and Arch Wireless. Here at Scion Capital, we are rather pleased by this development, although I imagine you do not feel the same.

While I cannot know the logic behind the recommendation of ISS, I would hazard that such logic cannot be too far off from Scion’s, as detailed in my May 3rd and May 28th letters to you.

Under the merger agreement between Metrocall and Arch, if holders of more than 482,400 shares of Metrocall common stock properly demand appraisal of their shares under Section 262 of the Delaware General Corporation Law, either Metrocall or Arch could abandon the merger. Funds managed by Scion Capital hold more than 484,000 shares. By separate letters being sent to Metrocall, we are providing notices of our demand for appraisal and thereby perfecting our appraisal rights under Delaware law.

I suggest that you follow the advice of ISS and negotiate a better deal for Metrocall shareholders. Under the condition that I receive no information that is non-public, I would be happy to meet with you to discuss acceptable terms.

Sincerely,

/s/ Michael J. Burry
Michael J. Burry
Managing Member
Scion Capital, LLC

CC: Vincent D. Kelly
Eugene I. Davis
Nicholas A. Gallopo
David J. Leonard
Brian O’Reilly
Steven D. Scheiwe
George Z. Moratis
Stan Sech
William E. Redmond, Jr.
Richard A. Rubin
Samme L. Thompson
James V. Continenza
Eric Gold
Carroll D. McHenry
Matthew Oristano
J. Roy Pottle
C. Edward Baker, Jr.
David Abrams